SCHEDULE 13D

DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
4/13/2005


1. NAME OF REPORTING PERSON
Phillip Goldstein, Andrew Dakos, Pacific Coast Investment
Partners, LLC., Pacific Coast Investment Fund L.P., Nadel and
Gussman Funds LLC.


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
NA


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
NA


7. SOLE VOTING POWER

NA

8. SHARED VOTING POWER

NA

9. SOLE DISPOSITIVE POWER

NA

10. SHARED DISPOSITIVE POWER
NA

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

1,535,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

15.19%

14. TYPE OF REPORTING PERSON

NA
________________________________________________________________

1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA


7. SOLE VOTING POWER

336,900

8. SHARED VOTING POWER

25,000

9. SOLE DISPOSITIVE POWER

839,500

10. SHARED DISPOSITIVE POWER
839,500

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

839,500

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

8.3%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
Andrew Dakos


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7. SOLE VOTING POWER

191,900

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

191,900

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

191,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

1.9%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________

1. NAME OF REPORTING PERSON
 Pacific Coast Investment Partners, LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
OO


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
California

7. SOLE VOTING POWER

0

8. SHARED VOTING POWER
503,900


9. SOLE DISPOSITIVE POWER
23,300


10. SHARED DISPOSITIVE POWER
503,900

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON
503,900

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.98%

14. TYPE OF REPORTING PERSON
OO

________________________________________________________________
1. NAME OF REPORTING PERSON
Pacific Coast Investment Fund, L.P

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
California

7. SOLE VOTING POWER
0

8. SHARED VOTING POWER
480,600

9. SOLE DISPOSITIVE POWER
0

10. SHARED DISPOSITIVE POWER
480,600

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

480,600

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []

13. PERCENT OF CLASS REPRESENTED BY ROW 11

4.75%

14. TYPE OF REPORTING PERSON
PN
________________________________________________________________

1. NAME OF REPORTING PERSON
Nadel and Gussman Combined Funds LLC

2. CHECK THE BOX IF MEMBER OF A GROUP                  a[X]
                                                    b[]
3. SEC USE ONLY

4. SOURCE OF FUNDS
WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
Oklahoma

7. SOLE VOTING POWER

23,300

8. SHARED VOTING POWER

0

9. SOLE DISPOSITIVE POWER

0

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

23,300

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []


13. PERCENT OF CLASS REPRESENTED BY ROW 11

..23%

14. TYPE OF REPORTING PERSON
OO
________________________________________________________________






        ITEM 1.           SECURITY AND ISSUER:

                    This Schedule 13D relates to the common
shares of Airnet Systems Inc. ("ANS"). The principal executive offices of ANS are located at 3939 International Gateway, Columbus, OH 43219.

        ITEM 2.           IDENTITY AND BACKGROUND:

                    (a) This statement on Schedule 13D is filed by Phillip Goldstein, Andrew Dakos, Pacific Coast Investment Partners, LLC ("PCI Partners"), Pacific Coast Investment Fund, L.P. ("PCI Fund") and Nadel and Gussman Combined Funds LLC ("NGCF"). PCI Partners is the sole general partner of PCI Fund. The managing members of PCI Partners are James M. Chadwick, Thomas Heckmann, and Laurence Dunn. PCI Partners manages NGCF and has sole trading and voting discretion over NGCF's accounts. The managing member of NGCF is Stephen Heyman.

                    (b) The business address for Phillip
Goldstein is 60 Heritage Drive, Pleasantville, NY 10570. The business address for Andrew Dakos is 43 Waterford Drive, Montville, NJ 07045. The business address for PCI Partners, PCI Fund, and Messrs. Chadwick, Heckmann, and Dunn is 12220 El Camino Real, Suite 400, San Diego, CA 92130. The business address for NGCF and Mr. Heyman is 15 East 5th Street, 32nd Floor, Tulsa, Oklahoma 74103.

                    (c) Phillip Goldstein is a self-employed investment advisor. He is also President of Kimball and Winthrop, Inc., an investment advisory firm. Andrew Dakos is President of Elmhurst Capital,Inc., an investment advisory firm and Managing Member of the general partner of Full Value Partners L.P., an investment fund. PCI Partners' principal business is to provide asset management services to private investment funds and it is the sole general partner of PCI Fund. Messrs. Chadwick, Heckmann, and Dunn manage PCI Partners' business. PCI Fund is a private investment fund. NGCF is a private investment fund. Mr. Heyman manages NGCF's business.

                    (d)-(e) During the last five years, none of the reporting persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to,federal or state securities laws or finding any violation with respect to such laws.

                    (f) Mr. Goldstein, Mr. Dakos, Mr. Chadwick,
Mr. Heckmann, Mr. Dunn and Mr. Heyman are all citizens of the United States of America. PCI Partners is a limited liability company organized under the laws of the State of California. PCI Fund is a limited partnership organized under the laws of the State of California. NGCF is a limited liability company organized under the laws of the State of Oklahoma
..

        ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION:

       The source of funds for the purchases of Shares is working capital,funds from accounts managed by the reporting persons or from margin loans from broker dealers where the accounts are held.

ITEM 4. PURPOSE OF TRANSACTION
On April 13, 2005, the reporting persons agreed to conduct a proxy solicitation to replace the Issuer's board of directors.
However, the reporting persons currently have no agreement to buy, sell, hold, or vote their shares.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the quarterly report filed on November 15, 2004 there were 10,109,833 shares outstanding as of November 4, 2004. The percentage set forth in this item (5a) was derived using such number.

Mr. Phillip Goldstein is deemed to be the beneficial owner of 839,500 shares of ANS or 8.3% of the outstanding shares. Mr. Dakos is deemed to be the beneficial owner of 191,900 shares of ANS or 1.9%% of the outstanding shares. PCI Partners, PCI Fund and NGCF are deemed to have acquired beneficial ownership of 503,900 shares or 4.98% of ANS' outstanding Shares.

b. Power to dispose of securities resides solely with Mr. Phillip Goldstein for 839,500 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 336,900 shares and jointly for 25,000 shares. Power to dispose and vote securities resides solely with Mr. Dakos for 191,900 shares. As the general partner of PCI Fund, PCI Partners shares the power to vote and dispose of the 480,600 Shares held by PCI Partners. NGCF has the sole power to vote the 23,300 Shares held by it while PCI Partners has the power to dispose of the shares.

c. During the last sixty days the following shares of common stock were purchased (unless previously reported):

PCI Funds
3/30/05 1,700  @ 4.5365
3/31/05 2,200  @ 4.6064
4/13/05 50,000 @ 4.39

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER:

PCI Partners and NGCF have entered into an account management agreement pursuant to which PCI Partners renders investment management services and manages NGCF's securities investment account. The agreement provides PCI Partners, among other things, the authority to buy, invest in, hold for investment, own, assign, transfer, sell and otherwise deal in securities for the NGCF account. The 23,300 Shares reported as held by NGCF in this
Schedule 13D are in the account and subject to PCI
Partners'management.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Exhibit 1: Joint Filing Agreement
Exhibit 2: Account Management Agreement between PCI Partners and
NGCF, dated as of November 2004

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: 4/14/05

By: /s/ Phillip Goldstein
-------------------------
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
----------------------
Name:     Andrew Dakos

PACIFIC COAST INVESTMENT PARTNERS, LLC

By:   /s/ James M. Chadwick
-------------------------------------
James M. Chadwick, Managing Member


 PACIFIC COAST INVESTMENT FUND, LP

 By: Pacific Coast Investment Partners, LLC,
 Its General Partner
 By:   /s/ James M. Chadwick
 -------------------------------------
 James M. Chadwick, Managing Member


 NADEL AND GUSSMAN COMBINED FUNDS LLC
 By:   /s/ Stephen Heyman
 -------------------------------------
 Stephen Heyman, Managing Member


Exhibit 1
Joint Filing Agreement

In accordance with Rule 13d-1 (k) (1) under the Securities
Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule
13D(and all further amendments filed by them) with respect to the shares of ANS.

By: /s/ Phillip Goldstein
-------------------------
Name:   Phillip Goldstein

By: /S/ Andrew Dakos
----------------------
Name:     Andrew Dakos

PACIFIC COAST INVESTMENT PARTNERS, LLC

By:   /s/ James M. Chadwick
-------------------------------------
James M. Chadwick, Managing Member


 PACIFIC COAST INVESTMENT FUND, LP

 By: Pacific Coast Investment Partners, LLC,
 Its General Partner
 By:   /s/ James M. Chadwick
 -------------------------------------
 James M. Chadwick, Managing Member


 NADEL AND GUSSMAN COMBINED FUNDS LLC
 By:   /s/ Stephen Heyman
 -------------------------------------
 Stephen Heyman, Managing Member


Exhibit 2
Account Management Agreement between PCI Partners and
NGCF, dated as of November 2004

This Agreement is entered into by and between PCI partners

("Manager"), and NG Combined funds (client) In consideration of the mutual covenants herein, Client and Manager agree as follows:

CLIENT UNDERSTANDS THAT THE MANAGER MANAGES BOTH THIS SEPARATE ACCOUNT AND A HEDGE FUND. CLIENT UNDERSTANDS THAT MANAGER WILL BUY AND SELL STOCKS FOR THE HEDGE FUND BEFORE MAKING THE SAME OR SIMILAR TRADES IN THIS SEPARATE ACCOUNT. CLIENT ACCEPTS THAT THE HEDGE FUND WILL OFTEN BUY AT A BETTER PRICE THAN THIS SEPARATE ACCOUNT AND SELL AT A BETTER PRICE THAN THIS SEPARATE ACCOUNT.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT MAY TRADE OFTEN AND
ACCEPTS THE POSSIBILITY OF VERY HIGH TRADING COSTS.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT MAY IGNORE TAX
CONSEQUENCES OF TRADES AND ACCEPTS THE POSSIBILITY OF A HIGH TAX
BURDEN.

CLIENT UNDERSTANDS THAT THIS SEPARATE ACCOUNT WILL BE RUN AS A
LONG ONLY ACCOUNT WITH NO MORE THAN SEVEN INVESTMENTS IN THE
SEPARATE ACCOUNT.

CLIENT UNDERSTANDS THAT THIS MAY RESULT IN THE SEPARATE ACCOUNT
BEING DRAMATICALLY RISKIER THAN THE HEDGE FUND MANAGED BY THE
MANAGER.

CLIENT UNDERSTANDS THAT THE ONLY RESTRICTIONS ON THIS SEPARATE ACCOUNT IS THAT IT MAY HOLD NO MORE THAN SEVEN STOCKS, AND THAT THE STOCK OF ANY ONE ISSUER MAY CONSTITUTE NO MORE THAN $200,000 AT COST. CLIENT ACCEPTS THE RISK THAT SUCH A PORTFOLIO MAY BE VERY RISKY.



1. Services. Client retains Manager to render investment management services and to manage Client's securities investment account (the "Account").Subject to the Investment Guidelines attached hereto and incorporated herein by reference, Client grants to Manager full discretion as to all investment decisions regarding the Account, including, but not limited to, authority to buy, invest in, hold for investment, own, assign, transfer, sell (long or short), exchange, trade in, lend, pledge, deliver and otherwise deal in (on margin or otherwise) stocks, bonds, options, shares of investment companies and all other securities and intangible investment instruments and vehicles of every kind and nature ("Securities") for the Account, and to exercise in Manager's discretion all rights, powers, privileges and other incidents of ownership with respect to Securities in the Account. In connection therewith, Manager is authorized to select and engage for the Account one or more banks, trust companies and brokerage firms as custodians or brokers for funds and Securities held in the Account and to instruct such custodians and brokers with respect to the purchase, sale, exchange, delivery or other disposition of such Securities and disbursements relating thereto.

Notwithstanding anything in this Agreement to the contrary, Manager shall have no authority hereunder to take or have possession of any assets in the Account or to direct delivery of any Securities or payment of any funds held in the Account to itself or to direct any disposition of such Securities or funds except to Client, for countervalue or as provided in
Section 10.

2. Power of Attorney. To enable Manager to exercise fully its discretion and authority as provided in Section 1, Client hereby constitutes and appoints Manager as Client's agent and attorney-in-fact with full power and authority for Client and on Client's behalf to buy, sell and otherwise deal in Securities and contracts relating to same for the Account. Client further grants to Manager as Client's agent and attorney-in-fact full power and authority to do and perform every act necessary and proper to be done in the exercise of the foregoing powers as fully as Client might or could do if personally present. This power of attorney is coupled with an interest and shall terminate only on termination of this Agreement or on receipt by Manager of written notice of the death or incapacity of Client.

3. Client Information. Client shall promptly advise Manager of
(a) the investment objectives of the Account, (b) any changes or modifications to those objectives, and (c) any specific investment restrictions relating to the Account.

Client shall promptly notify Manager in writing if Client considers any investments recommended or made for the Account to violate such objectives or restrictions. Client and Manager shall consult on a periodic basis regarding Client's investment objectives. Client may at any time direct Manager to sell such Securities or take such other lawful actions as Client may specify to effect compliance of the Account with Client's investment objectives. In addition, Client may notify Manager at any time not to invest any funds in the Account in specific Securities or specific categories of securities, and Manager shall promptly follow those instructions.

Client agrees promptly to furnish, or to cause Client's custodian or agent to furnish, to Manager all data and information Manager may reasonably request to render the investment management services described above. Client shall be solely responsible for the completeness and accuracy of the data and information furnished to Manager hereunder.




4. Representations and Warranties.

(a) Client represents and warrants to Manager and agrees with Manager as follows:

(i) Client has the requisite legal capacity and authority to execute,deliver and perform its obligations under this Agreement. This Agreement has been duly authorized, executed and delivered by Client and is the legal,valid and binding agreement of Client, enforceable against Client in accordance with its terms. Client's execution of this Agreement and the performance of its obligations hereunder do not conflict with or violate any provisions of the governing documents (if any) of Client or any obligations by which Client is bound, whether arising by contract, operation of law or otherwise. Client will deliver to Manager evidence of Client's authority and compliance with its governing documents on Manager's request.

(ii) Client is the owner of all cash and Securities in the Account, and except as have been or may be disclosed by Client to Manager as contemplated by Section 3, there are no restrictions on the pledge, hypothecation, transfer, sale or public distribution of such cash or Securities.

(iii) Client is experienced in the engagement of investment advisers and is aware of the risks associated with such engagements, including the risk that the Account could suffer substantial diminution in value.

(iv) Client will obtain and maintain for the period of this Agreement any bond for fiduciaries required by Section 412 of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and will include Manager among those covered by such bond.

(v) If client is an "employee benefit plan" within the meaning of ERISA,Client has independently determined that the retention of Manager by Client satisfies all requirements of Section 404(a)(1) of ERISA, specifically including the "prudent man" standards of
Section 404(a)(1)(B) and the "diversification" standard of
Section 404(a)(1)(C), and will not be prohibited under any of the provisions of Section 406 of ERISA or Section
4975(c)(1) of the Internal Revenue Code of 1985, as amended. The undersigned authorized signatory for Client has requested and received all information from Manager that the undersigned, after due inquiry, considered relevant to such determinations. In determining that the requirements of Section 404(a)(1) are satisfied, the undersigned has taken into account that (1) there is a risk of a loss of the Account; (ii) the Account may be relatively illiquid, and (3) funds so invested may not be readily available for the payment of employee benefits. Taking into account these and all other factors relating to retention of Manager by Client, the undersigned has concluded that the retention of Manager by Client constitutes an appropriate part of Client's overall investment program.

(vi) Client will notify Manager, in writing, of


(1) any termination, substantial contraction, merger or consolidation of Client, or transfer of its assets to any employee benefit plan, (2) any amendment to the organizing documents of Client or any related instrument that materially affects the activities of Manager contemplated hereunder or the authority of any named fiduciary or investment manager to authorize Client investments or retention of investment advisers, and (3) any alteration in the identity of any named fiduciary or investment manager, including itself, who has the authority to approve Client investments.

(vii) In accordance with Sections 405(b)(1), 405(c)(2) and 405(d) of ERISA,the fiduciary responsibilities of Manager and any partner, employee or agent of Manager shall be limited to his, her or its duties in managing the Account, and Manager shall not be responsible for any other duties with respect to Client (specifically including evaluating the initial or continued appropriateness of Client's retention of Manager under
Section 404(a)(1) of ERISA).

(viii) If Client is an "employee benefit plan" within the meaning of ERISA,Client has aggregate assets of at least $50,000,000, and not more than ten percent of Client's assets are invested under the management of Manager.

(ix) If Client is not an "employee benefit plan" within the meaning of ERISA, as of the Effective Date (as defined below) and at all times during the term of this Agreement, either the Account has and will have a market value of more than $750,000 or Client is an individual or a company whose net worth exceeds and will exceed $1,500,000. Each of the equity owners of Client is a natural person whose net worth on the Effective Date, and at all times during the term of this Agreement, exceeds $1,500,000, if Client is a company and that company is (1) a "Private Investment Company" (which means a company that would be defined as an investment company under the Investment Company Act of 1940 but for the exclusion from that definition provided in Section 3(c)(1) for entities with few than 100 beneficial owners), (2) an investment company registered under the Investment Company Act of 1940 or (3) a business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940. If any such equity owner is such a company, then each of its equity owners meets, and will meet at all times during the term of this Agreement, these requirements.

(b) Manager represents and warrants to Client and agrees with Client as follows:

(i) Manager understands that if Client is an "employee benefit plan" within the meaning of ERISA, Manager shall be a "fiduciary" of Client, as that term is defined in Section 3(21)(A) of ERISA.

(ii) Manager will place the Account funds primarily in Securities with readily available market quotations.

(iii) Manager is not a market maker for Securities that Manager causes the Account to purchase.




5. Confidentiality. Except as required by law,

(a) Manager agrees to maintain in strict confidence all personal and financial information regarding Client that is furnished to Manager by Client (except that Client consents to disclosure of Client's identity as a client of Manager), and
(b) Client agrees to maintain in strict confidence all investment advice and information furnished to Client by Manager.

6. Asset Based Fee.

(a) Client shall pay to Manager an amount per year (an "Asset Based Fee")equal to 1% percent of the net market value of the Account. The Asset Based Fee shall be payable at the beginning of each year based on the net market value of the Account at the close of trading on that business day.

(b) If Client contributes capital to the Account, including its initial capital, on a date other than the first day of a calendar quarter, the Account will be charged a prorated portion of the Asset Based Fee for that calendar year with respect to such contribution based on the number of days remaining in that calendar quarter and based on the net market value of the contributed capital on the opening of trading on the date of such contribution.

(c) If Client withdraws all assets from the Account, whether on termination of this Agreement or otherwise, on any date other than the last day of a calendar year, the Asset Based Fee previously paid with respect to that calendar quarter shall be prorated based on the number of days elapsed in that quarter prior to the withdrawal, and the unearned portion shall be promptly refunded by Manager to Client.

7. Performance Fee.

(a) Client shall pay to Manager a performance fee (the "Performance Fee")for each period described below of 20% percent of the amount by which Net Profits in such period (as defined below) exceed Unrecouped Losses (as defined below) that shall have accrued prior to such period, payable on or promptly after the end of such period.

(b) Except as described below, the Performance Fee shall be calculated for each one-year period ending on December 31 of each year.

(c) For purposes of this Section 7, the following terms have the following meanings:

(i) "Net Profits" for any period means the excess of the net market value of the Account or any subaccount, including, but not limited to, the net unrealized appreciation and depreciation of Securities but deducting the Asset Based Fee paid by Client for that period, on the last day of that period, over such value on the first day of that period, as set forth in the Account Statement (as defined below) for such period.


(ii) "Net Losses" for any period means the excess of the net market value of the Account or any subaccount, including, but not limited to, the net unrealized appreciation and depreciation of Securities, on the first day of that period over such value on the last day of that period as shown on the Account Statement for such period, after deducting the Asset Based Fee paid by Client for that period.

(iii) "Unrecouped Losses" shall be all Net Losses of the Account or in any subaccount calculated from the Effective Date, reduced (but not below zero) by all Net Profits of the Account or subaccount, as the case may be, in any subsequent period; provided that if Client withdraws capital from the Account or a subaccount, Unrecouped Losses at the date of the withdrawal shall be reduced by multiplying those Unrecouped Losses by a fraction, the numerator of which is the net market value of the Account or subaccount immediately after the withdrawal and the denominator of which is the net market value of the Account or subaccount immediately before the withdrawal.

(iv) Computations of Net Profits, Net Losses and Unrecouped Losses shall be adjusted to take into account any addition to or withdrawal from the Account by Client during any period. The adjustment for a withdrawal shall be made by establishing a subaccount to treat the withdrawn amount as a separate subaccount during the period ending with the date of the withdrawal,requiring a separate Performance Fee computation and payment as of the date of withdrawal with respect to the amount withdrawn. The adjustment for an addition to the Account by Client shall be made by increasing the net market value of the Account by the amount added as of the first day of the applicable measurement period rather than as of the date of the addition.

(d) Client acknowledges that the Performance Fee may create an incentive for Manager to make investments that are riskier or more speculative than would be the case in the absence of a fee based on the performance of the Account.
In addition, the Performance Fee is based on unrealized, as well as realized, appreciation and depreciation of the Securities in the Account.

8. Valuation. The assets in the Account will be valued as follows:

(a) Securities listed or admitted to trading on a national securities exchange shall be valued at the last sale price on the date of determination or, if no such price is reported for such date, then at the last reported sale price within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on the date of determination, or, if no such price is reported for such date, then such price as reported for the last business day prior to the date of determination; or, if neither such last sale price nor "bid" price is reported, then at such price as Manager deems to be fair market value. Such price shall be as reported on the composite tape of the New York Stock Exchange or the American Stock Exchange, as applicable, or, if neither is applicable, as reported by any other such exchange on which such Securities are listed or traded as Manager may determine, in its absolute discretion.

(b) Securities traded in the over-the-counter market shall be valued at the "last trade" price reported by the National Association of Securities Dealers Automated Quotation System ("NASDAQ") as of the date of determination or, if no such price is reported for such date, then at the "last trade" price as so reported within the five-day period preceding such date; or, if no such price is reported for such period, then at the representative "bid" price at the close of business on the date of determination, as reported in NASDAQ (or, if not so reported,then as reported by the National Quotation Bureau, Inc.): or if no such price is reported for such date, then at such price as so reported for the last business day prior to the date of determination; or, if neither such "last trade" price nor such "bid" price is so reported, then at such price as Manager deems to be fair market value.

(c) Securities held short by the Account shall be valued in the manner provided in section 8(a) or (b), as applicable, except that the "asked" price shall be substituted for the "bid" price when applicable. The value of Securities held short by the Account shall be treated as a liability of the Account and, together with the amount of any margin or other loans on account thereof, shall be subtracted from the Account assets in determining asset value.

(d) Options for the purchase or sale of Securities shall be valued as provided in sections 8(a) or (b), as applicable. Premiums from the sale of options written by the Account shall be included in the assets of the Account and the market value of such options shall be included as a liability of the Account.

(e) Short-term money market instruments and bank deposits shall be valued at cost (together with accrued and unpaid interest) or market, depending on the type of investment, as Manager shall deem appropriate.

(f) The value or amount of any other assets and of liabilities of the Account shall be as determined in good faith by Manager, in the exercise of its absolute discretion.

9. Responsibility for Expenses. The Account shall be responsible for all expenses related to trading the assets of the Account, including, but not limited to, interest on margin borrowing, dividends payable with respect to Securities sold short, custodial fees, brokerage commissions, bank service fees, and interest on Account-related loans and debit balances.

10. Payment of Fees. Manager shall bill Client for such amount, in which case Client shall pay such amount to Manager within ten days of client's receipt of such bill.

11. Broker to be Used.

(a) Client understands and agrees that Manager's brokerage practices shall be consistent with the disclosure in Schedule F of Manager's Form ADV.

(b) Client consents and agrees that Manager may aggregate Securities sale and purchase orders for the Account with similar orders being made contemporaneously for other accounts managed by Manager or with accounts of affiliates of Manager if, in Manager's reasonable judgment, such aggregation is reasonably likely to result in an overall economic benefit to the Account, based on an evaluation that the Account is benefited by relatively better purchase or sale prices, lower commission expenses or beneficial timing of transactions, or a combination of these and other factors. In many instances, the purchase or sale of Securities for the Account will be effected substantially simultaneously with the purchase or sale of like Securities for the accounts of other clients of Manager and its affiliates. Such transactions may be made at slightly different prices, due to the volume of Securities purchased or sold. In such event the average price of all Securities purchased or sold in such transactions may be determined, and Client may be charged or credited,as the case may be, the average transaction price.

12. Allocation of Investments. Client acknowledges and understands that Manager engages in an investment advisory business apart from managing the Account. This will create conflicts of interest with the Account over Manager's time devoted to managing the Account and the allocation of investment opportunities among accounts (including the Account) managed by Manager. Manager will attempt to resolve all such conflicts in a manner that is generally fair to all of its clients. Client confirms that Manager may give advice and take action with respect to any of its other clients that may differ advice given or the timing or nature of action taken with respect to Client so long as it is Manager's policy, to the extent practicable, to allocate investment opportunities to Client over a period of time on a fair and equitable basis relative to other clients. Nothing in this Agreement shall be deemed to obligate Manager to acquire for the Account any Security that Manager or its officers or employees may acquire for its or their own accounts or for the account of any other client, if in the absolute discretion of Manager, it is not practical or desirable to acquire a position in such Security for the Account.

13. Account Losses. To the extent permitted under applicable law, Client agrees that Manager will not be liable to Client for any losses incurred by Client that arise out of or are in any way connected with any recommendation or other act or failure to act of Manager under this Agreement, including, but not limited to, any error in judgment with respect to the Account, so long as such recommendation or other act or failure to act does not constitute a breach of Manager's fiduciary duty to Client. Client shall indemnify and defend Manager and its officers and employees and hold them harmless from and against any and all claims, losses, damages, liabilities and expenses, as they are incurred, by reason of any act or omission of Client or any custodian, broker, agent or other third party selected by Manager in a commercially reasonable manner or selected by Client, except such as arise from Manager's breach of fiduciary duty to Client.

Anything in this section 13 or otherwise in this Agreement to the contrary notwithstanding, however, nothing herein shall constitute a waiver or limitation of any rights that Client may have under any Federal or state securities laws.

14. Account Statements. Manager shall furnish to Client an "Account Statement" at the end of each calendar quarter showing the aggregate market value of all Securities and funds in the Account, Client's additions of funds and Securities to and withdrawals of funds and Securities from the Account or any subaccount during such quarter and the calculation of the Asset Based Fee and the Performance Fee, if any, paid or accrued during such quarter. Account Statements may be prepared by Manager without the assistance of outside accountants.

15. Independent Contractor. Manager is and will hereafter act as an independent contractor and not as an employee of Client, and nothing in this Agreement may be interpreted or construed to create any employment, partnership, joint venture or other relationship between Manager and Client.




16. Assignment. Manager may not assign this Agreement without the prior consent of Client.

This Agreement shall bind and inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

17. Delivery of Information. Client acknowledges receipt of Part II of Form ADV, a disclosure statement containing the equivalent information, or a disclosure statement containing at least the information required by Schedule H of Form ADV if Client is entering into a wrap fee program sponsored by Manager. If the appropriate disclosure statement was not delivered to Client at least 48 hours prior to Client entering into any written or oral advisory contract with Manager, then Client has the right to terminate the contract without penalty within five business days after entering into the contract. For the purposes of this provision, a contract is considered entered into when all parties to the contract have signed the contract, or in the case of an oral contract otherwise signified their acceptance, any other provisions of this contract notwithstanding.

18. Arbitration. The parties waive their right to seek remedies in court,including any right to a jury trial. The parties agree that in the event of any dispute between the parties, such dispute shall be resolved exclusively by arbitration to be conducted only in the county and state of the principal office of Manager at the time of such dispute in accordance with the rules of the Judicial Arbitration and Mediation Service ("JAMS") applying the laws of Texas. Disputes will not be resolved in any other forum or venue.

The parties agree that such arbitration shall be conducted by one or more retired judges who are experienced in dispute resolution regarding the securities industry, pre-arbitration discovery shall be limited to the greatest extent provided by the rules of JAMS, the arbitration award shall not include factual findings or conclusions of law, and no punitive damages shall be awarded.

The parties understand that any party's right to appeal or to seek modification of rulings in an arbitration is severely limited. Any award rendered by the arbitrators shall be final and binding and judgment may be entered upon it in any court of competent jurisdiction in the county and state of the principal office of Manager at the time such award is rendered.

19. Effective Date of Agreement. Notwithstanding the date that this Agreement is signed or delivered by either party, the "Effective Date" shall be _________________.

20. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND
CONSTRUED AND INTERPRETED IN ACCORDANCE WITH THE LAWS OF THE
STATE OF TEXAS.

21. Notices. Instructions with respect to Securities transactions may be given orally. All other communications under this Agreement must be in writing and will be deemed duly given and received when delivered personally, when sent by facsimile transmission, three days after being sent by first class mail, or one business day after being deposited for next-day delivery with


Federal Express or another nationally recognized overnight delivery service, all charges or postage prepaid, properly addressed to the party to receive such notice at the party's address indicated below that party's signature on this Agreement, or at any other address that either party may designate by notice to the other.

22. Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any and all other provisions hereof.

23. Entire Agreement. This Agreement is the entire agreement of the parties and supersedes all prior or contemporaneous written or oral negotiations, correspondence, agreements and understandings (including any and all pre-existing investment management agreements, which are hereby cancelled), regarding the subject matter hereof.

24. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

25. No Third-Party Beneficiaries. Neither party intends for this
Agreement to benefit any third-party not expressly named in this Agreement.

26. The Client may, on at least thirty days' prior notice to the "Manager", withdraw all or part of the balance in such Client's Capital Account as of the last day of any Fiscal Quarter that occurs on or after the date immediately preceding the third anniversary of the client's capital contribution to the managed account. On the Permitted Withdrawal Date the Special Profit Allocation shall be made with respect to the amount withdrawn.

IN WITNESS WHEREOF, this Agreement has been duly signed by or on behalf of the parties hereto on the dates set forth below their respective signatures.

"MANAGER" "CLIENT"





(Typed or Printed Name(s)


By:

Name:

Title:

(Signature(s))



Dated:

Dated:

Address:

Address:

Telephone:

Telephone:

Facsimile:

Facsimile: